Exhibit 99.1

972477

PRESS RELEASE

CAJA NAVARRA AND AEGON TO FORM PARTNERSHIP

Pamplona / The Hague, November 22, 2005 – The Spanish savings bank Caja de Ahorros y Monte de Piedad de Navarra and the Dutch life insurance group AEGON have signed a partnership agreement whereby AEGON will acquire a 50% stake in Caja Navarra’s life insurance and pensions subsidiary, Seguros Navarra S.A. The acquisition will take place in two tranches; initially AEGON will acquire a 15% stake with another 35% expected to be acquired in the first quarter of 2006.

The acquisition is subject to approval by the Spanish and European regulatory authorities.

Both companies will further develop the existing bancassurance business and distribution capabilities of Seguros Navarra. Caja Navarra will provide exclusive access to its network of 266 branches to Seguros Navarra to sell life insurance and pension products. AEGON will contribute its broad base insurance expertise. As a result of the partnership, Seguros Navarra will significantly expand its life and savings product offering, completing its current recurring and single premium and savings products as well as its pension plans.

AEGON will pay Caja Navarra a total initial consideration of EUR 60 million for the acquisition of 50% of the shares of Seguros Navarra. In year five, Caja Navarra is entitled to receive a further payment, which will be based on the realization of a jointly agreed business plan, and according to a pre-agreed formula.

The transaction is in line with AEGON’s strategy to further strengthen its bancassurance distribution capabilities in the expanding Spanish life insurance and pension markets.

In addition, the partners have entered into an agreement to explore investment opportunities in health care activities, related to the health and life insurance business in Spain.

Enrique Goñi, General Manager of Caja de Ahorros y Monte de Piedad de Navarra said: “The partnership with AEGON will accelerate our life and pensions business, allowing us to better compete.”

“AEGON is proud to join with Caja Navarra in providing life and pensions solutions to their extensive customer base,” said Donald J. Shepard, Chief Executive Officer and Chairman of the Executive Board of AEGON N.V. “We are confident that together we will build a leading position in the growing Spanish life and pensions market.”

About Caja Navarra

The savings bank Caja Navarra has a network of 266 branches, which are concentrated in the Navarra region; it expects to reach 350 branches in 2007, 150 of which will be outside the region of Navarra. Caja Navarra, which is headquartered in Pamplona, offers a wide range of products to its retail and corporate clients.

At the end of 2004, Caja Navarra employed 1,335 people. Its total assets amounted to EUR 9,340 million. Net earnings of Caja Navarra were EUR 84.6 million in 2004.

Seguros Navarra was incorporated in 1988. In 2004, total life premiums of Seguros Navarra were EUR 151 million. Its pension plans assets amounted to EUR 647 million. For more information, visit the company’s website at www.cajanavarra.es.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic. For more information, visit the company’s website at www.aegon.com.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com